Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-197364

Pricing Supplement Dated October 27, 2015 to the Product Prospectus Supplement No. 1 dated August 1, 2014 and Prospectus Dated July 28, 2014	$2,271,000 Callable Step Up Notes Due October 30, 2022 The Toronto-Dominion Bank

The Toronto-Dominion Bank ("TD" or “we”) is offering the Callable Step Up Notes due October 30, 2022 (the “Notes”) described below.

CUSIP / ISIN: 89114QTV0 / US89114QTV04

The Notes will accrue interest at the following per annum fixed rates:

▪ Year 1-4:	2.25%
▪ Year 5:	2.75%
▪ Year 6:	3.75%
▪ Year 7:	5.00%

TD will pay interest on the Notes quarterly on the 30th day of January, April, July, and October of each year (each an “Interest Payment Date”), commencing on January 30, 2016.

TD may, at its option, elect to redeem the Notes in whole, but not in part, on any Optional Call Date, upon five Business Days’ prior written notice, commencing on January 30, 2016.

Any payments on the Notes are subject to the credit risk of TD. The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States.

The Notes will not be listed on any securities exchange.

Investment in the Notes involves a number of risks. See “Additional Risk Factors” on page P-5 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement no. 1 dated August 1, 2014 (the “product prospectus supplement”) and “Risk Factors” on page 1 of the prospectus dated July 28, 2014 (the “prospectus”).

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on October 30, 2015, against payment in immediately available funds.

	Public Offering Price1	Underwriting Discount2	Proceeds to TD
Per Security	$1,000.00	$14.963	$985.04[3]
Total	$2,271,000.00	$33,964.60	$2,237,035.40

1 Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $987.50 (98.75%) per $1,000 principal amount of the Notes.

2 TD Securities (USA) LLC will receive a commission of up to $17.00 (1.70%) per $1,000 principal amount of the Notes and will use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-6 of this pricing supplement.

3 Rounded to two decimal places.

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Callable Step Up Notes Due October 30, 2022

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank
Issue:	Senior Debt Securities
Type of Note:	Callable Step Up Notes
CUSIP / ISIN:	89114QTV0 / US89114QTV04
Underwriter:	TD Securities (USA) LLC
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof.
Principal Amount	$1,000 per Note
Pricing Date:	October 27, 2015
Issue Date:	October 30, 2015
Maturity Date:	October 30, 2022, subject to redemption by TD prior to the maturity date as set forth below under "Redemption."
Payment at Maturity	If the Notes have not been redeemed by us, as described elsewhere in this pricing supplement, TD will pay you the Principal Amount of your Notes plus any accrued and unpaid interest.
Interest Rate:

Rates per annum, payable quarterly in arrears (equal payments):

October 30, 2015 to but excluding October 30, 2019: 2.25%

October 30, 2019 to but excluding October 30, 2020: 2.75%

October 30, 2020 to but excluding October 30, 2021: 3.75%

October 30, 2021 to but excluding October 30, 2022: 5.00%

Day Count Fraction:	30/360
Interest Payment Dates:	Quarterly, on the 30th day of January, April, July, and October of each year, commencing on January 30, 2016. If an Interest Payment Date is not a Business Day, interest shall be paid on the next Business Day, without adjustment for period end dates and no interest shall be paid in respect of the delay.
Redemption:	The Notes are redeemable by TD, in whole, but not in part, on any Optional Call Date at 100% of their Principal Amount together with accrued and unpaid interest, if any, to, but excluding the applicable Optional Call Date. TD will provide written notice to DTC at least five (5) Business Days prior to the applicable Optional Call Date.
Optional Call Dates:	The 30th day of January, April, July, and October of each year, commencing on January 30, 2016, and ending on the Maturity Date. If an Optional Call Date is not a Business Day, then the Notes shall be redeemable on the next Business Day and no interest shall be paid in respect of the delay.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.

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U.S. Tax Treatment:	The Notes should be treated for U.S. federal income tax purposes as fixed rate debt instruments. We intend to treat the Notes as issued without original issue discount. Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion (including the opinion of Morrison & Foerster LLP, our special U.S. federal income tax counsel) in the prospectus under “Tax Consequences—United States Taxation” and in the product prospectus supplement under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and specifically the discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Where the term of your notes will exceed one year— Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes,” which apply to your Notes.
Canadian Tax Treatment:	Please see the discussion under the caption “Tax Consequences—Canadian Taxation” in the prospectus, which applies to your Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus).
Terms Incorporated in the Master Note:	All of the terms appearing above the item captioned “Listing” beginning on page P-2 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement, as modified by this pricing supplement.

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Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” on page P-5 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated July 28, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005375/s723140424b5.htm
▪	Product Prospectus Supplement No. 1 dated August 1, 2014:
http://www.sec.gov/Archives/edgar/data/947263/000121465914005514/s731140424b5.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

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Additional Risk Factors

The Notes involve risks not associated with an investment in ordinary fixed rate notes. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to Our Credit Risk, and Our Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Interest Payment Dates and the Maturity Date, and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes.

The Notes Are Subject to Early Redemption at TD's Option.

TD has the option to redeem the Notes on any Optional Call Dates as set forth above. It is more likely that we will redeem the Notes prior to the Maturity Date to the extent that the interest payable on the Notes is greater than the interest that would be payable on our other instruments of a comparable maturity, terms and credit rating trading in the market. If the Notes are redeemed prior to their stated Maturity Date, you may have to re-invest the proceeds in a lower rate environment.

The Step Up Feature Presents Different Investment Considerations Than Fixed Rate Notes.

The interest rate payable on the Notes during their term will increase from the initial interest rate, subject to TD's right to redeem the notes on any Optional Call Date. You should not expect to earn the higher stated interest rates which are applicable only after the first Optional Call Date because the Notes may be redeemed prior to the stated Maturity Date. Should general market interest rates increase beyond the rates provided by the Notes during the term of the Notes, we will likely not redeem the Notes, and investors will be holding Notes that bear interest at below-market rates.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, the underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. TD Securities (USA) LLC and other affiliates of TD may make a market for the Notes; however, they are not required to do so. TD Securities (USA) LLC or any other affiliate of TD may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the issue price, and as a result, you may suffer substantial losses.

Significant Aspects of the Tax Treatment of the Notes May Be Uncertain.

The U.S. tax treatment of the Notes may be uncertain. Please read carefully the section entitled “Tax Consequences—United States Taxation” in the prospectus, the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement, and the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” below. You should consult your tax advisor about your own tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see “Tax Consequences—Canadian Taxation” in the prospectus. If you are not a Non-resident Holder (as that term is defined in “Canadian Taxation” in the prospectus) or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

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Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements and to the extent inconsistent supersedes (and should be read in conjunction with) the discussion of U.S. federal income taxation in the prospectus under “Tax Consequences—United States Taxation—Foreign Account Tax Compliance Act.”

The U.S. Treasury Department and the Internal Revenue Service have announced that withholding on foreign passthru payments will not be required with respect to payments made before the later of January 1, 2019, or the date of publication in the Federal Register of final regulations defining the term “foreign passthru payment.”

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TD Securities (USA) LLC, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TD Securities (USA) LLC will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the securities directly to investors. TD Securities (USA) LLC or other registered broker-dealers will offer the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $987.50 (98.75%) per $1,000 principal amount of the Notes. TD Securities (USA) LLC will receive a commission of up to $17.00 (1.70%) per $1,000 principal amount of the Notes and will use a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions.

We expect that delivery of the Notes will be made against payment for the Notes on or about October 30, 2015 which is the third (3rd) Business Day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus. For additional information as to the relationship between us and TD Securities (USA) LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the product prospectus supplement.

We may use this pricing supplement in the initial sale of the Notes. In addition, TD Securities (USA) LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Validity of the Notes

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the Indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the Indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated August 1, 2014, which has been filed as Exhibit 5.2 to TD’s Form 6-K filed on August 1, 2014.

In the opinion of Morrison & Foerster LLP, when the pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, and the Notes have been issued and sold as contemplated by the product prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of TD, entitled to the benefits of the indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and to such counsel’s reliance on TD and other sources as to certain factual matters, all as stated in the legal opinion of such counsel dated July 11, 2014, which has been filed as Exhibit 5.3 to TD’s registration statement relating to the Notes.

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